CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions "Financial Highlights" in the Prospectus and "Counsel and Independent Registered Public Accounting Firm" in the Statement of Additional Information, each dated July 31, 2026, and each included in this Post-Effective Amendment No. 71 to the Registration Statement (Form N-1A, File No. 33-11752) of BNY Mellon Short Term Municipal Bond Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 21, 2026, with respect to the financial statements and financial highlights of BNY Mellon Short Term Municipal Bond Fund included in the Annual Report (Form N-CSR) for the year ended March 31, 2026, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

New York, New York

July 27, 2026